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                               Filed by: Foster Wheeler Ltd., Foster Wheeler LLC

                Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 and Rule 13e-4 of the
                                                Securities Exchange Act of 1934.

                 Subject Companies: FW Preferred Capital Trust I, Foster Wheeler
                                                    Ltd., and Foster Wheeler LLC

                                           Registration Statement No. 333-107054

            FOSTER WHEELER SECURES COMMITMENT FOR $120 MILLION OF NEW FINANCING AND TERMINATES EFFORTS TO DIVEST EUROPEAN ASSETS

                           COMMITMENT IS FIRST STEP OF
                      COMPANY'S BALANCE SHEET RESTRUCTURING

     HAMILTON, BERMUDA, February 5, 2004--Foster Wheeler Ltd. (OTCBB: FWLRF) today announced actions in support of its goal to restructure the Company's balance sheet. A number of institutional investors have committed to provide $120 million in new financing to the company to replace its current term loan and revolving credit facility. In addition, the Company has discontinued its previously announced plans to divest one of its European operating units.

     The new financing will be in the form of senior secured notes due 2011, replacing the funded bank debt that is due in 2005. The institutional investors that have committed to participate in the new financing are also members of the ad hoc bondholders committee that is currently negotiating with the Company on the terms of its proposed equity for debt exchange offer and that the Company expects to participate in the exchange offer, pending finalization of terms and clearance by the Securities and Exchange Commission (SEC) and state securities commissions. The commitment for new financing is contingent upon the Company completing such proposed equity for debt exchange and other customary conditions being met, in each case on terms satisfactory to the investors.

     "We appreciate the interest that these investors are showing in Foster Wheeler through the commitment of this new capital and their willingness to consider exchanging existing debt for equity in the newly capitalized company," said Raymond J. Milchovich, chairman, president and chief executive officer. "This commitment represents the critical first step toward the completion of our balance sheet restructuring and is expected to provide important financial flexibility as we move ahead. We now look forward to the successful completion of our equity for debt exchange and the significant balance sheet improvement that is anticipated."

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     "During the past year we have seen a significant operational and financial turnaround of our North American operations," continued Mr. Milchovich. "This improvement combined with the anticipated financial benefits of the equity for debt exchange enables us to officially discontinue previously announced plans to divest one of our European operating units. Even though we received several attractive offers, we believe that the future Foster Wheeler portfolio is much stronger if we retain all of our existing businesses. Also, we no longer anticipate the need for the sale of a major asset in order to provide adequate domestic liquidity and complete our balance sheet restructuring. I am very pleased by these positive developments that have been enabled by the improvement in the company's operating performance."

     The company has filed a registration statement with the SEC, which outlines certain proposed terms of the equity for debt exchange offer for certain of its securities. The closing of the exchange offer is subject to, among other things, clearance of the registration statement by the SEC and state securities commissions, and attaining certain minimum participation thresholds.

                                      # # #
Notes to Editor:

1. Foster Wheeler Ltd. is a global company offering, through its subsidiaries, a broad range of design, engineering, construction, manufacturing, project development and management, research and plant operation services. Foster Wheeler serves the refining, oil and gas, petrochemical, chemicals, power, pharmaceuticals, biotechnology and healthcare industries. The corporation is based in Hamilton, Bermuda, and its operational headquarters are in Clinton, New Jersey, USA. For more information about Foster Wheeler, visit our Web site at www.fwc.com.

2.   Safe Harbor Statement

     This news release contains forward-looking statements that are based on management's assumptions, expectations and projections about the various industries within which the corporation operates. These include statements regarding our expectations regarding revenues (including as expressed by our backlog), liquidity, the outcome of litigation and legal proceedings and recoveries from customers for claims and the costs of current and future asbestos claims and the amount and timing of related insurance recoveries. Such forward-looking statements by their nature involve a degree of risk and uncertainty. The corporation cautions that a variety of factors, including but not limited to the following, could cause business conditions and results to differ materially from what is contained in forward-looking statements: changes in the rate of economic growth in the United States and other major international economies, changes in investment by the energy, power, oil and gas, pharmaceutical, chemical/petrochemical and environmental industries, changes in the financial condition of our customers, changes in regulatory environment, changes in project design or schedules, changes in estimates made by the company of costs to

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     complete projects, contract cancellations, changes in trade, monetary and fiscal policies worldwide, currency fluctuations, outcomes of pending and future litigation, including litigation regarding our liability for damages and insurance coverage for asbestos exposure, protection and validity of patents and other intellectual property rights, increasing competition by foreign and domestic companies, changes in financial markets, war and/or terrorist attacks on facilities either owned or where equipment or services are or may be provided, compliance with debt covenants, monetization of certain power systems facilities, implementation of our restructuring plan, recoverability of claims against customers and others, changes in estimates used in critical accounting policies, and the outcome of cash-generation initiatives. Other factors and assumptions not identified above were also involved in the formation of these forward-looking statements and the failure of such other assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. Most of these factors are difficult to predict accurately and are generally beyond our control. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by us.

3. Investors and security holders are urged to read the following documents filed with the SEC, as amended from time to time, relating to the proposed exchange offer because they contain important information: (1) the registration statement on Form S-4 (File No. 333-107054) and (2) the Schedule TO, when it is filed. These and any other documents relating to the proposed exchange offer, when they are filed with the SEC, may be obtained free at the SEC's Web site at www.sec.gov. You may also obtain each of these documents for free (when available) from Foster Wheeler by directing your request to: John A. Doyle; e-mail john_doyle@fwc.com; telephone 908-730-4270; and address Foster Wheeler Inc., Perryville Corporate Park, Clinton, NJ 08809-4000.

     The foregoing reference to the proposed registered exchange offer and any other related transactions shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities in Foster Wheeler Ltd. or any of its subsidiaries.

                                      # # #
2-05-04

Media Contact:             Richard Tauberman         908-730-4444
Investor Contact:          John Doyle                908-730-4270
Other Inquiries:                                     908-730-4000



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